Exhibit 99.1

MDJM LTD

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

MDJM LTD

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets

Current Assets
Cash, cash equivalents, and restricted cash	$5,029,611	$5,744,078
Accounts receivable, net of allowance for doubtful accounts of $229,511 and $76,462, respectively	1,179,514	2,137,711
Prepaid expenses	3,736	29,031
Other receivables	87,170	98,594
Total Current Assets	6,300,031	8,009,414

Property and equipment, net	17,502	49,012

Other Assets
Deferred tax assets	14,413	15,382
Operating lease assets, net	—	224,127
Purchase deposit	194,791	—
Receivable from related parties	—	71,035
Total Other Assets	209,204	310,544
Total Assets	$6,526,737	$8,368,970

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$478,521	$1,028,210
VAT and other taxes payable	28,871	136,126
Deferred income	22,209	23,091
Operating lease liabilities, current	—	162,735
Short-term loans payable	368,641	—
Total Current Liabilities	898,242	1,350,162

Long-term operating lease liabilities	—	61,392

Total Liabilities	898,242	1,411,554

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,675,216 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	(1,553,440)	(282,791)
Accumulated other comprehensive (loss) income	(2,274)	62,903
Total MDJM Ltd stockholders’ equity	5,628,495	6,964,321
Noncontrolling interest	—	(6,905)
Total Liabilities and Equity	$6,526,737	$8,368,970

The accompanying notes are an integral part of these condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2022	2021

Revenue	$461,149	$2,712,679

Operating Expenses:
Selling expenses	17,997	27,410
Payroll, payroll taxes and others	1,090,230	2,281,869
Professional fees	342,424	334,686
Operating leases expenses	—	59,658
Depreciation and amortization	12,804	12,147
Allowance for doubtful accounts, net	162,413	37,398
Other general and administrative	143,800	242,352
Total Operating Expenses	1,769,668	2,995,520

Loss from Operations	(1,308,519)	(282,841)

Other income (Expense):
Gain on sale of asset	13,934	—
Gain (loss) on foreign currency transactions	26,992	(6,229)
Interest (expense) income	(2,609)	11,236
Other income	6,601	41,392
Total other income	44,918	46,399

Loss before income tax	(1,263,601)	(236,442)
Income tax	—	5,321
Net loss	(1,263,601)	(231,121)
Net loss attributable to noncontrolling interest	—	(125)
Net loss attributable to MDJM Ltd ordinary shareholders	$(1,263,601)	$(230,996)

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders - basic and diluted	$(0.11)	$(0.02)

Weighted-average shares outstanding, basic and diluted	11,675,216	11,675,216
Comprehensive income (loss):
Net Income (loss)	$(1,263,601)	$(231,121)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(65,320)	51,087
Total other comprehensive income (loss)	(1,328,921)	(180,034)
Comprehensive income (loss) attributable to non-controlling interest	—	11,466
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(1,328,921)	$(191,500)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2022 and 2021

						Accumulated
	Ordinary Shares				Retained	Other
	Number of	Amount of	Additional Paid in		Earnings	Comprehensive	Noncontrolling
For the Six Months Ended June 30, 2022	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	(Deficits)	Income (Loss)	Interest	Total Equity
Balance - December 31, 2021	11,675,216	$11,675	$6,845,394	$327,140	$(282,791)	$62,903	$(6,905)	$6,957,416
Comprehensive income (loss):
Acquired noncontrolling interest	—	—	—	—	(7,048)	143	6,905	—
Net loss	—	—	—	—	(1,263,601)	—	—	(1,263,601)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(65,320)	—	(65,320)
Balance - June 30, 2022	11,675,216	$11,675	$6,845,394	$327,140	$(1,553,440)	$(2,274)	$—	$5,628,495

						Accumulated
	Ordinary Shares					Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
For the Six Months Ended June 30, 2021	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings	Income (Loss)	Interest	Total Equity
Balance - December 31, 2020	11,675,216	$11,675	$6,845,394	$327,140	$2,142,657	$(37,558)	$(173,820)	$9,115,488
Comprehensive income (loss):
Net loss	—	—	—	—	(230,996)	—	(125)	(231,121)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	39,621	11,466	51,087
Balance - June 30, 2021	11,675,216	$11,675	$6,845,394	$327,140	$1,911,661	$2,063	$(162,479)	$8,935,454

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2022	2021

Cash Flows from Operating Activities:
Net loss	$(1,263,601)	$(231,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,804	12,147
Changes in allowance for doubtful accounts	162,413	37,398
(Gain) loss on foreign currency transactions	(26,992)	6,229
Gain on sale of asset	(13,934)	—
Non cash operating lease expense	—	51,022
Non cash interest expense (income)	14	(1,885)
Changes in deferred tax assets	—	(5,321)
Changes in operating assets and liabilities:
Decrease in accounts receivables	712,438	404,396
Decrease (increase) in other receivables	5,698	(38,533)
Decrease (increase) in prepaid expense	92,828	(22,204)
Decrease in accounts payable and accrued expenses	(511,624)	(764,222)
Decrease in VAT and other tax payable	(100,955)	(43,221)
Increase in operating lease liabilities	—	5,795
Increase in deferred income	548	—
Net Cash Used in Operating Activities	(930,363)	(589,520)

Cash Flows from Investing Activities:
Purchase of office equipment and software	—	(3,351)
Proceeds from disposal of asset	31,037	—
Purchase deposit paid	(194,791)	—
Loan repayment received	771	7,730
Net Cash (Used in) Provided by Investing Activities	(162,983)	4,379

Cash Flows from Financing Activities:
Proceeds from short term loans	381,233	—
Net Cash Provided by Financing Activities	381,233	—
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(2,354)	6,964

Net decrease in cash, cash equivalents and restricted cash	(714,467)	(578,177)
Cash, cash equivalents, and restricted cash - beginning of the period	5,744,078	6,110,693
Cash, cash equivalents, and restricted cash - end of the period	$5,029,611	$5,532,516

Cash and cash equivalents	$4,516,882	$4,923,114
Restricted foreign currency	512,729	609,402
Total cash, cash equivalents, and restricted cash	$5,029,611	$5,532,516

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$2,306	$—
Income taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and Mingda Jiahe (Tianjin) Co. Ltd. (“Mingda Tianjin” or the “VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (the “PRC”). The Company and its subsidiaries and the VIE are, collectively, referred to as the “Group.” The Company’s subsidiaries and the VIE are, collectively, referred to as the “operating entities.”

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owns 100% of the equity interests in MDJM Hong Kong.

MD Local Global Limited (“MD UK”) was incorporated in the United Kingdom (the “UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owns 100% of the equity interests in MD UK.

Mansions Estate Agent Ltd (“Mansions Estate”) was incorporated pursuant to England laws as a limited company on June 15, 2021, to conduct residential property management and real estate agencies business. At the time of incorporation, MD UK held originally 51% of the equity interest in Mansions Estate, Ocean Tide Wealth Limited, a specialist mortgage broker in the UK, held 41% of the equity interest, and Mingzhe Zhang, an individual held the remaining 8%. On May 20, 2022, MD UK acquired the 41% ownership interest from Ocean Tide Wealth Limited with a consideration of one British pound sterling. On May 20, 2022, MD UK acquired the 8% ownership interest from Mingzhe Zhang with a consideration of one British pound sterling. After the acquisitions, MD UK owed 100% of the equity interests in Mansions Estate.

On January 14, 2022, Mingda Jiahe Development Investment Co., Ltd (“MD Japan”) was incorporated pursuant to Japanese laws. MDJM holds 100% of the equity interest in MD Japan. For the six months ended June 30, 2022, MD Japan incurred professional fees of $24,084 relating to the establishment of such entity in Japan and did not generate any revenue.

On February 16, 2022, MD Lokal Global GmbH (“MD German”) was incorporated pursuant to German laws. MDJM holds 100% of the equity interest in MD German. For the six months ended June 30, 2022, MD German incurred professional fees of $36,987 relating to the entity establishment in Germany and did not generate any revenue.

Beijing Mingda Jiahe Technology Development Co. Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, which is a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Mingda Tianjin is a limited liability company organized on September 25, 2002 under the laws of the PRC under the name of Tianjin Mingda Jiahe Real Estate Co., Ltd. On February 2, 2021, Mingda Tianjin changed its name to “Mingda Jiahe (Tianjin) Co. Ltd.”

The following table lists the wholly-owned subsidiaries and the VIE of the Company:

	Date of	Place of	Percentage of
Name of the Company	Incorporation	Incorporation	Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mansions Estate	June 15, 2021	England and Wales	100%
MD Japan	January 14, 2022	Japan	100%
MD German	February 16, 2022	Germany	100%
Mingda Beijing	March 9, 2018	PRC	100%
Mingda Tianjin	September 25, 2002	PRC	VIE

The VIE Agreements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industries. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin and shareholders of Mingda Tianjin (collectively, the “VIE Agreements”). Due to PRC legal restrictions on foreign ownership in the real estate sector, neither the Company nor its subsidiaries own any equity interest in Mingda Tianjin. Instead, for accounting purposes, the Company controls and receives the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, which enable the Company to consolidate the financial results of the VIE and its subsidiaries in the Company’s consolidated financial statements under the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory surplus reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will of Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Enable the Company to Control and Receive the Economic Benefits of Mingda Tianjin’s Business Operation for Accounting Purposes

On April 28, 2018, each of the shareholders of the Mingda Tianjin entered into an “Exclusive Call Option Agreement” (collectively, the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (collectively, the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, the shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce.

Risks in Relation to the VIE Structure

The Company believes that the VIE Agreements are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements and the interests of the shareholders of the VIE may diverge from those of the Company and that may potentially increase the risk that such shareholders would seek to act inconsistently with the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to, for accounting purposes, control and receive the economic benefits of Mingda Tianjin’s business operation through the VIE Agreements, and to consolidate the financial results of the VIE and its subsidiaries in its consolidated financial statements, also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. The Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the VIE Agreements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 19, 2022.

The condensed consolidated balance sheet as of December 31, 2021 included herein has been derived from the audited consolidated financial statements as of December 31, 2021 but does not include all disclosures required by the U.S. GAAP.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has power to direct the activities that most significantly affects the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Mingda Tianjin has the following branch offices, which have been included in the accompanying condensed consolidated financial statements:

Percentage
	Date of	Place of	of
Name of the Branch Offices of the VIE	Incorporation	Incorporation	Ownership
Mingda Jiahe (Tianjin) Co. Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Mingda Jiahe (Tianjin) Co. Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A

Mingda Tianjin included the following branch offices and/or subsidiaries in previous consolidated financial statements. These offices and subsidiaries were dissolved in 2021 and deconsolidated from the accompanying consolidated financial statements for the year ended December 31, 2021.

			Percentage
	Date of	Place of	of
Name of the Deconsolidated Subsidiaries Owned by the VIE	Incorporation	Incorporation	Ownership
Mingda Jiahe (Tianjin) Co. Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Xishe (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xishe (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Group has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $512,729 and $947,779 as of June 30, 2022 and December 31, 2021, respectively.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Office Equipment and Fixtures	3 or 5 years
Computers	3 years
Software	2 or 10 years
Vehicles	4 years

Revenue Recognition

The Group has adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Group determines revenue recognition through the following five steps: (1) identification of the contract, or contracts, with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract, and (5) recognition of revenue when, or as, the Group satisfies a performance obligation.

The operating entities’ service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the operating entities is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fees. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is commission fees from selling real estate properties. Commission fee revenue from property brokerage is recognized when: (i) the operating entities have completed their performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the operating entities to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group does not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the operating entities. In these circumstances, the Group will not determine that the operating entities’ performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed and the amount withheld is confirmed by the developers.

The Group has engaged in the business of managing rental property via its UK subsidiary, Mansions Estate, since August 2021. Mansions Estate receives a one-time referral fee from tenants, based on a certain percentage of total leased value of lease agreement. The Group recognizes the revenue, when: a) the lease agreement is executed and b) the tenant makes its first payment. Mansions Estate also provides management services to tenants and collects service fees. Management service fees are recognized on a monthly basis. The prepayment of monthly service fee is recorded as deferred income.

Additionally, the Group provides consulting services to its clients, such as training, design, and marketing. Revenue recognized from consulting is net of VAT.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. For the six months ended June 30, 2022, 97% of the revenue was derived from commission-based service located in the PRC and 3% was derived from rental management located in the UK. For the six months ended June 30, 2021, 99% of the revenue was derived from commission-based service and 1% from consulting income, all located in the PRC.

Through Mingda Tianjin and its branch offices in Chengdu, Suzhou, and Yangzhou (deconsolidated in 2021), the Group owns and operates a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou, and Yangzhou. The revenue from each local market represented 95%, 5%, 0%, and 0% of the total agency revenue for the six months ended June 30, 2022, respectively, and represented 62%, 38%, 0%, and 0% of the total agency revenue for the six months ended June 30, 2021, respectively.

Leases

ASC 842 requires the Group to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Group has elected not to recognize on the balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries of the Company and the VIE is 6%. The Company accrues VAT payable when revenue is recognized.

The UK government charges VAT on business services and commission. The standard VAT rate is 20%. All income of Mansions Estate in UK will be subject to VAT. The Company accrues VAT payable when revenue is recognized.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred zero such expenses for the six months ended June 30, 2022 and 2021, respectively.

Income Taxes

The Company’s operation in China is governed by the income tax laws of the PRC. The Chinese Corporate Income Tax applies to all companies in China, foreign owned and Chinese owned. It is levied on company profits at a rate of 25%.

The Company’s operation in the UK is governed by the income tax laws of the UK. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the six months ended June 30, 2022 and the year ended December 31, 2021.

Non-Controlling Interest

Non-controlling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the non-controlling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of December 31, 2020 and 2019. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was dissolved in 2021 and deconsolidated from the consolidated financial statements ended in December 31, 2021. Mansions Estate was 49% owned by other two unrelated parties as of December 31, 2021. On May 2022, the Company acquired the 49% equity interests owned by the two unrelated parties.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents.

The Group had a total of 126,082 underwriter’s warrants outstanding as of June 30, 2022 and December 31, 2021. The underwriter’s warrants are exercisable at a price $6.25. As of June 30, 2022, the Group’s closing stock price was $2.288, which had no dilutive impact. For the six months ended June 30, 2021, the closing stock price was $6.63. These warrants were potential diluted shares. However, during the six months ended June 30, 2021, the Company incurred a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

	June 30,	June 30,
	2022	2021
Numerator for earnings per share:
Net loss attributable to the Company's ordinary shareholders	$(1,263,601)	$(230,996)
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	11,675,216	11,675,216
Per share amount
Per share - basic and diluted	$(0.11)	$(0.02)

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

	June 30,	June 30,	December 31,
1 US$ = RMB	2022	2021	2021
At end of the period - RMB	6.7030	6.4576	6.3524
Average rate for the period ended - RMB	6.4816	6.4682	6.4491

1 US$ = GBP
At end of the period - GBP	0.8262	—	0.7419
Average rate for the period ended - GBP	0.7713	—	0.7327

The financial records of certain of the Company’s subsidiaries and the VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the condensed consolidated statements of operations and comprehensive income (loss). There were $26,992 and $(6,229) transaction gain and (loss) recorded for the six months ended June 30, 2022 and 2021, respectively.

Concentration Risk

The Company’s operations are primarily carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Some of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $75,000 (RMB500,000 at the June 30, 2022 exchange rate) for each depositor. The Company’s total unprotected cash in the PRC banks amounted to approximately $553,000 and $2,268,000, as of June 30, 2022 and December 31, 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company’s UK subsidiary, Mansions Estate, has bank accounts in the UK. Customer deposits held by banks, building societies, and credit unions (including in Northern Ireland) in UK establishments that are authorized by the Prudential Regulation Authority are protected by the Financial Services Compensation Scheme up to £85,000, which was approximately $103,000 (translated at the June 30, 2022 exchange rate). The Company’s total unprotected cash in UK bank accounts amounted to approximately $4,179,000 and $2,913,000, as of June 30, 2022 and December 31, 2021, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts

Deconsolidation

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest, (b) a contractual agreement granting control of the subsidiary expires, (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest, or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated, and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e. the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities. The adoption of this authoritative guidance had no impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows since the lease commenced on January 1, 2019.

In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The adoption of this standard had no material impact on the Group's consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this ASU had no material impact on the Group’s consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group did not adopt this standard yet due to the status of smaller reporting company. The Group plans to adopt this standard for the year beginning January 1, 2023. The Group does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are primarily agent service fee receivables due from the customers, mainly real estate developers, and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

At June 30, 2022 and December 31, 2021, accounts receivable and allowance for doubtful accounts consisted of the following:

	June 30,	December 31,
	2022	2021
Accounts receivable	$1,409,025	$2,214,173
Allowance for doubtful accounts	(229,511)	(76,462)
Accounts receivable, net	$1,179,514	$2,137,711

The Group maintains an allowance for doubtful accounts, which required significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history, and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Group reserves 5% of allowance for accounts receivable ages from 7 months to 12 months and reserves 20% of allowance for accounts receivable ages over 365 days. As of June 30, 2022, the Group reserved $229,511 of allowance for doubtful accounts. As of December 31, 2021, the Group reserved $76,462 of allowance for doubtful accounts. The increase of allowance in 2022 resulted from one client. The Group had taken legal action to collect balance of receivable from this customer.

Major Customers

For the six months ended June 30, 2022, the Group had one major customer (project), Ge Diao Ping Yuan. Revenue from this customer was approximately 82% of the Group’s total revenue. The accounts receivable from this customer (project) was $226,829 as of June 30, 2022.

For the six months ended June 30, 2021, the Group had three major customers (projects). Revenue from each of these customers was over 9% of the Group’s total revenue. Revenue from these top three customers represented approximately 69% of the Group’s total revenue, with 38%, 22%, and 9%, respectively, from Taida Shang Qing Cheng, Ge Diao Ping Yuan, and Ge Diao Liu Yuan. The accounts receivable from these three customers (projects) were $1,962,703, $481,591, and $220,227, respectively, as of June 30, 2021.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2022	2021
Office Equipment and Fixtures	$63,315	$99,404
Software	17,921	18,910
Auto	—	48,376
Total Assets	81,236	166,690
Less accumulated depreciation	(63,734)	(117,678)
Net Assets	$17,502	$49,012

For the six months ended June 30, 2022 and 2021, depreciation expenses were $12,804 and $12,147, respectively.

During six months ended June 30, 2022, the Group disposed the following assets and realized a net gain of $13,934:

	Total Disposed		Office
	Assets	Auto	Equipment
Cost	$79,330	$47,412	$31,918
Accumulated depreciation	(62,226)	(31,904)	(30,322)
Cash received	(31,038)	(30,857)	(181)
Net (gain) loss	$(13,934)	$(15,349)	$1,415

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries and the VIE have no presence in the United States and do not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries and the VIE.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the six months ended June 30, 2022, and 2021.

MDJM UK and Mansions Estate were incorporated in the UK. A UK company will be subject to UK corporation tax on its income profits and capital profits. The normal rate of corporation tax is 19% for the financial year beginning April 1, 2021 and will be maintained at this rate for the financial year beginning April 1, 2022.

MD Japan has not commenced its operations yet, and is not yet subject to any Japanese taxation.

MD German has not commenced its operations yet, and is not yet subject to any German taxation.

The Group conducts substantially of its business in the PRC through its subsidiaries and the VIE. The operating entities located in the PRC are subject to PRC income taxes, a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued an income tax abatement policy to small business with taxable income less than RMB3 million, number of employees less than 300, and total assets less than RMB50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the tax abatement policy, the income tax rate was reduced to 5% for small business with taxable income less than RMB1 million, the income tax rate was reduced to 10% for small business with taxable income from RMB1 million to RMB3 million. In 2022, a new tax abatement policy was issued. From January 1, 2022 to December 31, 2022, income tax rate reduced further to 2.5% for small business with taxable income under RMB1 million; From January 1, 2022 to December 31, 2024, income tax rate reduced further to 5% for small business with taxable income between RMB1 million to RMB3 million. The Group is qualified to receive the above tax abatement.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. The Group, through its Chinese subsidiary and the VIE, is principally engaged in business located in the PRC and, therefore, are subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Company is not currently under any examination by the PRC tax bureau.

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

Significant components of the Company’s deferred tax assets consisted of accounts receivable, net, and valuation allowance. The deferred tax assets were $14,413 and $15,382 as of June 30, 2022 and December 31, 2021, respectively. Significant components of the Group’s deferred tax assets consisted of following:

	June 30,	December 31,
Deferred tax items	2022	2021
Accounts receivable, net	$18,116	$19,115
Net operating loss - UK	2,968	3,305
Valuation allowance	(6,671)	(7,038)
Deferred tax assets, net	$14,413	$15,382

The provision for income tax for the six months ended June 30, 2022 and 2021 were summarized as follows:

	June 30,	June 30,
	2022	2021
Current	$—	$—
Deferred tax adjustment	—	(5,321)
Total income tax	$—	$(5,321)

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2022 and 2021, respectively, were as follows:

	June 30,	June 30,
China	2022	2021
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-25.00%	-25.00%
Effect of valuation and deferred tax adjustments	0.00%	3.14%
Effective rate	0.00%	3.14%

United Kingdom
UK statutory income tax rate	19.00%	NA
Valuation allowance recognized with respect to the loss in UK	-19.00%	NA
Effect of valuation and deferred tax adjustments	0.00%	NA
Effective rate	0.00%	0.00%

Aggregate undistributed earnings of the Company’s subsidiaries, the VIE, and the VIE’s subsidiaries located in the PRC that are available for distribution at June 30, 2022 and December 31, 2021 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of June 30, 2022, the Company had not declared any dividends.

As of June 30, 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of June 30, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of December 31, 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,500) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax authority of the PRC government conducts periodic and tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2022 and December 31, 2021.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
Payroll and social security payable	$159,420	$167,470
Bonus payable	228,358	774,571
Other payables and accrued liabilities	90,743	86,169
Total Accounts Payable and Accrued Liabilities	$478,521	$1,028,210

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
VAT payable	$26,119	$121,602
Surcharge and fees	2,752	14,524
Income tax payable	—	—
Total VAT and Other Taxes Payable	$28,871	$136,126

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company’s PRC subsidiary and the VIE are generally subject to a 6% VAT rate for its commission income. Surcharge and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable. The standard rate of VAT in the UK is 20%.

NOTE 8 - LEASES

The Group leases all of its offices under various non-cancelable lease agreements that expire on various dates through 2023. The Group evaluates contracts entered into to determine whether the contract involves the use of property which is either explicitly or implicitly identified in the contract. The Group evaluates whether it controls the use of the asset, which is determined by assessing whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. If these criteria are met and the Group has identified a lease, it would be accounted for under the requirements of ASC 842.

Upon the possession of a leased asset, the Group determines its classification as an operating or finance lease. All of its real estate leases are classified as operating leases. The Group’s real estate leases have initial terms ranging from one to five years. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Group would exercise the options to extend the lease. The Group’s real estate leases typically provide for fixed minimum rent payments. For operating leases that include rent holidays and rent escalation clauses, the Group recognize lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property.

The Group had one long-term lease, which became effective on January 1, 2019 and will expire on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five years lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated at December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated at December 31, 2019).

On May 31, 2022, the Group terminated the lease agreement for its office in Tianjin with the landlord. There was no penalty related to the termination of the lease.

A summary of operating lease right-of-use assets and liabilities as of June 30, 2022 and December 31, 2021 were as follows:

Operating Lease Assets	June 30,	December 31,
	2022	2021
Main offices operating lease assets - initial measurement	$—	$479,744
Less: accumulated amortization	—	(275,382)
Foreign exchange effects	—	19,765
Operating Lease Assets, net	$—	$224,127

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$—	$479,744
Accrued interest	—	41,124
Accumulated payment to liabilities	—	(316,506)
Foreign exchange effects	—	19,765
Total operating lease liabilities	—	224,127
Less: operating lease liabilities, current	—	(162,735)
Long-term Operating Lease Liabilities	$—	$61,392

The Group leases temporary office spaces used for ongoing projects based on its needs. These leases are normally with terms of 12 months or less, and have an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group has elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expense recognized for such leases is on a straight-line basis over the lease terms. Such operating lease expenses amounted to $0 for the six months ended June 30, 2022 and 2021.

For the six months ended June 30, 2022 and 2021, total operating lease expenses amounted to $0 and $59,658, respectively.

NOTE 9 – SHORT-TERM LOANS

On May 13, 2021, Mingda Tianjin entered into a small business line of credit agreement (the “LOC”) for a maximum amount of $149,187 (RMB1,000,000 translated at the June 30, 2022 exchange rate) credit line from China Construction Bank (“CCB”) with an interest rate of 4.2525% from May 13, 2021 to May 13, 2022. The LOC is used for short-term liquidity needs only. In May 2022, CCB agreed to extend the LOC from May 13, 2022 to August 13, 2022 with an interest rate of 4.20% per annum. In August 2022, CCB agreed to extend the LOC further from August 13, 2022 to November 13, 2022 with an interest rate of 3.95% per annum. On February 14, 2022, Mingda Tianjin borrowed $149,187 (RMB1,000,000) from CCB under such LOC.

From March 18, 2022 to June 20, 2022, Mingda Tianjin borrowed total of $219,454 (RMB1,471,000) from an unrelated individual as a working capital loan. This individual loan is due by September 30, 2022. The loan bears interest at 4.2525% per annum and is expected to be paid by the maturity date.

NOTE 10 – STOCKHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share, and there are currently 11,675,216 ordinary shares issued and outstanding. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin.

Pursuant to a registration statement filed with the SEC and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the IPO of its ordinary shares on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5.00 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 19,361 additional ordinary shares were issued at a price of $5.00 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

On August 20, 2020, the Board of Directors of MDJM approved to offer and sell an aggregate of 34,396 ordinary shares at $3.30 per share in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended ("Regulation S"). The proceeds are intended for working capital and general corporate purposes. The offering was closed on August 20, 2020 and the Company received gross proceeds of $113,507.

Underwriter Warrants

Pursuant to the IPO Agreement (defined below), the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc. (“NETW”), underwriter’s warrants equal to 10% of the total number of the Company’s ordinary shares sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price equal to 125% of $5.00, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The underwriter’s warrants were valued at $1.51 per warrant using the Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of underwriter warrants amounted to $190,384. The underwriter’s warrants were classified as equity and credit to the additional paid-in capital-underwriter cost account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost.

NOTE 11 – NON-CONTROLLING INTEREST

Non-controlling interest is classified as a separate line item in the equity section and disclosures in the Group’s condensed consolidated financial statements have distinguished the interest of the Group from the interest of the non-controlling interest holder. Prior to 2021, non-controlling interest represented Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd., 49% ownership of which was owned by an unrelated third party. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was dissolved in 2021 and deconsolidated in consolidated financial statements ended December 31, 2021. Non-controlling interest in 2021 represented Mansions Estate, 49% ownership of which was owned by two other unrelated parties. Mansions Estate commenced its business in UK in August 2021. In May 2022, the Company acquired the 49% equity interests in Mansions Estate owned by the two unrelated parties with a consideration of two dollars. There is no non-controlling interest as of June 30, 2022.

Amount
Non-controlling interest at December 31, 2019	$(178,806)
Net loss attributable to non-controlling interest - 2020	(4,146)
Foreign currency translation adjustment attributable to non-controlling interest	9,132
Noncontrolling interest at December 31, 2020	$(173,820)
Deconsolidated non-controlling interest in 2021	173,820
Net loss attributable to non-controlling interest - 2021	(7,048)
Foreign currency translation adjustment attributable to non-controlling interest	143
Non-controlling interest at December 31, 2021	$(6,905)
Reclassified to retained deficits - January 1, 2022	7,048
Reclassified to accumulated other comprehensive income - January 1, 2022	(143)
Non-controlling interest at June 30, 2022	$—

NOTE 12 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $327,140 as of June 30, 2022 and December 31, 2021.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group’s principal operations are currently conducted in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

New Businesses and New Market Risk

In response to the shrinking of sales in the new residential housing market in the PRC, the Company is shifting its focus to the UK and other non-PRC markets. In August 2022, the Company purchased “Fernie Castle,” a real property located in Scotland. The Company plans to remodel this property into a multi-functional cultural venue with functions of fine dining restaurant, hotel services, wedding events, and gardening. To achieve this goal, the Company needs to find experts and skilled workers in the UK local market and to obtain long-term financial support. There are no guarantees that these new businesses will be profitable in the short to medium term or that the Company will have sustainable financial resources to support such operations in a long term. In addition, continued rising in energy costs, labor shortage in the UK, and war in Ukraine will all have negative impacts on Company’s operations in the UK.

Legal Proceeding

Except for the following disclosure, the Group is currently not a party to any litigation of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on the Group’s business, operating results, cash flows, or financial condition.

The Group will file a civil complaint in a local district’s court if there is a dispute on an account receivable with customers. Historically, the Group has won such civil complaints and received the amount judged by the court. During 2021, 10 such complaint cases were closed and the Group collected approximately $1.07 million from the accounts receivable. As of December 31, 2021, there was one case open. This case was resolved in May 2022. The Company received the full amount claimed.

On February 17, 2022, Mingda Tianjin filed a civil complaint in Gusu District Court of Suzhou City, Jiangsu Province, alleging an unpaid service fee and breach of contract against Tianfang (Suzhou) Real Estate Co., Ltd. The claimed amount was the unpaid base of $45,926 (RMB291,742.17 translated at the December 31, 2021 exchange rate), plus a 0.1‰ per day breaching late fee. The case was settled and Mingda Tianjin received full amount claimed on May 19, 2022.

On March 18, 2022, the Chengdu Branch Office of Mingda Tianjin filed a civil complaint in the People’s Court of Dujiangyan City, Sichuan Province, alleging breach of contract and an unpaid service fee against Chengdu TEDA New City. The total claimed amount is $830,155 (RMB5,380,734). On July 15, 2022, the Court made a favorable judgment that TEDA need to pay full amount claimed within five days. On July 29, 2022, TEDA filed an appeal.

NOTE 14 – RELATED PARTY TRANSACTIONS

MDJM conducts real estate services business through Mingda Tianjin, which currently is considered for accounting purposes as a VIE, and MDJM is considered the primary beneficiary, enabling MDJM to consolidate the financial results of Mingda Tianjin in MDJM’s consolidated financial statements through the VIE Agreements. The shareholders of Mingda Tianjin include but are not limited to MDJM’s principal shareholder, Mr. Siping Xu.

NOTE 15 – SUBSEQUENT EVENTS

On August 3, 2022, MD UK signed a purchase agreement with Braveheart Hotels Ltd, a UK company, to purchase Fernie Castle in the amount of approximately $1,912,000 (1,580,000 British pound sterling). In connection with the purchase of Fernie Castle, MD UK made a deposit of $194,791 (158,000 British pound sterling) in May 2022. The remaining balance was paid in full in August 2022.